Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On May 4, 2010, the Chicago Board Options Exchange, Incorporated issued the following information circular.

Information Circular IC10-104

May 4, 2010

To:                              CBOE Members

From:                  Alan J. Dean

Chief Financial Officer

Re:                               Three Months Ended March 31, 2010 Unaudited Financial Statements

For the quarter ended March 31, 2010, Chicago Board Options Exchange (CBOE) reported total operating revenues of $101.1 million, an increase of $3.0 million, or 3 percent, from the first quarter of 2009.  Operating income for the first-quarter 2010 was $38.7 million, down $1.6 million, or 4 percent, from $40.3 million in the same period last year.

Financial Summary	Three Months Ended March 31
(in thousands)	2010	2009	Chg	% chg
Total Operating Revenues	$101,081	$98,067	$3,014	3%
Total Operating Expenses	62,352	57,747	4,605	8%
Operating Income	38,729	40,320	(1,591)	-4%
Operating Margin	38.3%	41.1%	2.8 pts	—
Net Income	$22,676	$24,278	$(1,602)	-7%
Options Contracts Per Day	4,545	4,477	68	2%

Review of First-Quarter 2010 Financial Results Compared with First-Quarter 2009

Analysis of Operating Revenues for First-Quarter 2010 Versus First-Quarter 2009

Total operating revenues increased $3.0 million, or 3 percent, during the three months ended March 31, 2010 compared with the same period in 2009, primarily as a result of higher revenues from transaction fees and regulatory fees, partially offset by lower exchange services and other fees.  The increase in total operating revenues for the quarter was attributable to the following:

•                  Transaction fees increased $3.5 million, or 4 percent, as a result of a 2-percent increase in trading volume and a 3-percent increase in the average transaction fee per contract.  Total options contracts traded at CBOE rose to 277.3 million in the first quarter of 2010 compared with 273.1 million in 2009’s first quarter.  CBOE’s total average options contracts traded per day for the first quarter were 4.55 million versus 4.48 million in the first quarter of 2009.  The total average transaction fee per contract increased to $0.300 from $0.292 in the first quarter of 2009.  This increase primarily reflects a shift in the volume mix, with a larger percentage of CBOE’s total volume coming from index options, its highest-margin product category.  Index options accounted for 24.4 percent of total contracts traded in first quarter 2010 compared with 19.7 percent in the prior year’s first quarter.

•                  Regulatory fees increased $0.9 million versus last year’s first quarter, primarily due to a change in CBOE’s regulatory fee structure.  In the third quarter of 2008, CBOE eliminated its registered representative fee and replaced it with an options regulatory fee effective March 1, 2009.  The increase in first quarter 2010 regulatory fees resulted from the timing of the fee implementation in 2009.

•                  Exchange services and other fees declined $1.7 million due primarily to the elimination of the hybrid electronic quoting fee.

Expense Analysis for First-Quarter 2010 Versus First-Quarter 2009

Total operating expenses were $62.4 million in the first quarter of 2010, an increase of $4.6 million, or 8 percent, compared with $57.8 million in the first quarter of 2009.  The first-quarter expense variance includes about $1.6 million of incremental expenses related to CBOE’s demutualization, severance charges and C2 expenses.  C2 is expected to launch in the fourth quarter of this year.

The $4.6 million increase in total operating expenses for first-quarter 2010 compared with first-quarter 2009 was due primarily to the following factors:

•                  Employee costs increased $2.9 million mainly due to increases in benefit plan contributions, accrued incentive awards, severance expense and salaries.  The accrued expense for incentive awards reflects the current portion of the annualized expense, which is aligned with CBOE’s financial performance.  The increase in severance expense resulted from targeted staff reductions.  Salaries were up due to a slight increase in headcount and compensation awards granted in July of 2009.  CBOE had 597 employees at March 31, 2010 compared with 591 at March 31, 2009.

•                  Costs for outside services increased by $1.5 million, primarily due to higher expenses incurred for legal fees.  The increase in legal fees primarily resulted from additional services related to CBOE’s demutualization and other litigation costs.

•                  Royalty fees were up $2.9 million as a result of higher trading volume in licensed products and a fee increase on certain licensed index products.

•                  Trading volume incentives decreased by $2.0 million, or 35 percent, due to lower costs incurred for a market linkage program under which CBOE pays the expense for routing customer orders to other exchanges.  This market linkage program is intended to encourage broker-dealers to route customer orders to CBOE rather than to our competitors.  The decline in expenses related to the market linkage program resulted from a decrease in the number of customer orders routed to CBOE, which we believe is partially attributable to the introduction of a new order type referred to as “Professional.”  Previously, this order type was classified as a “Customer” order and, accordingly, no transaction fees were assessed.

•                  Other expenses fell $1.4 million primarily as a result of lower costs related to systems interruptions or omissions that impact trading operations.  Other expenses were also favorably impacted by the discontinuation of the auto quote subsidy program.

CBOE reported operating income of $38.7 million for the first quarter of 2010, a decrease of $1.6 million from the prior year.  The resulting operating margin, representing operating income as a percentage of total operating revenues, was 38.3 percent versus 41.1 percent in the first quarter of 2009.  While first quarter results reflect the impact of certain extraordinary expenses, CBOE remains focused on tightly managing expenses and capitalizing on its scalable business model.

Other Income/(Expense)

Other income and expense represents activities incurred outside of CBOE’s core business that are considered non-operating.  These activities primarily include investing of excess cash, financing activities and investments in other business ventures.  For the first quarter of 2010, CBOE reported other expense of $0.3 million compared with revenue of $0.1 million in last year’s first quarter.  This change primarily resulted from a $0.4 million decrease in investment income, which reflects lower yields realized on a higher level of invested cash for the quarter.

CBOE reported net income of $22.7 million for the first quarter of 2010 compared with $24.3 million in last year’s first quarter, a decrease of $1.6 million, or 7 percent, resulting from the factors noted above.

Review of Balance Sheets and Liquidity Position

At March 31, 2010, CBOE had $439.5 million of available cash and cash equivalents on its balance sheet and no outstanding debt.  There were no funds in restricted cash at March 31, 2010 compared with March 31, 2009 because the restrictions related to cash received for access fees were released in December of 2009, based upon the final, non-appealable resolution of the exercise right litigation.

Working capital, defined as current assets minus current liabilities, increased by $22.9 million during the first quarter to $97.2 million at March 31, 2010 from $74.3 million at December 31, 2009.  CBOE’s working capital at March 31, 2010 and December 31, 2009, reflects the recognition in December 2009 of $303 million for amounts payable relating to the exercise right litigation, which is included in the total settlement payable on CBOE’s consolidated balance sheet at March 31, 2010 and December 31, 2009.  CBOE has adequate resources to fund the settlement payable, including its cash reserves and the ability to borrow against its $150 million credit facility, if necessary.

Cash provided by operations for the first quarter of 2010 was $62.3 million, reflecting cash generated from operations and the prepayment of liquidity provider transaction fees.  Capital expenditures for the quarter were $6.6 million.  The majority of capital spending supports CBOE’s efforts to continually upgrade and enhance its systems capacity and capabilities, including hardware and capitalized software.

Questions may be directed to Debbie Koopman at 312-786-7136 or koopman@cboe.com or Alan Dean at 312-786-7023 or dean@cboe.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

Statements in this release that are not historical facts are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements.

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Quarter Ended
(In thousands)	3/31/2010	3/31/2009
OPERATING REVENUES:
Transaction fees	$83,411	$79,889
Access fees	2,204	2,253
Exchange services and other fees	4,361	6,074
Market data fees	5,748	5,275
Regulatory fees	3,829	2,888
Other	1,528	1,688
Total Operating Revenues	101,081	98,067

OPERATING EXPENSES:
Employee costs	23,137	20,274
Depreciation and amortization	7,301	6,884
Data processing	5,082	4,517
Outside services	8,123	6,584
Royalty fees	10,898	7,971
Trading volume incentives	3,696	5,704
Travel and promotional expenses	1,986	2,276
Facilities costs	1,384	1,377
Other	745	2,160
Total Operating Expenses	62,352	57,747

OPERATING INCOME	38,729	40,320

OTHER INCOME/(EXPENSES):
Investment income	100	512
Net loss from investment in affiliates	(205)	(226)
Other borrowing costs	(222)	(217)
Total Other Income/(Expenses)	(327)	69

INCOME BEFORE INCOME TAXES	38,402	40,389
Income Tax Provision	15,726	16,111

NET INCOME	$22,676	$24,278

Other Statistics
Trading Days	61	61
Contracts Traded:
CBOE Options Contracts	277,263,071	273,103,378
Options Contracts Per Day	4,545,296	4,477,105
CFE Futures Contracts	626,675	132,943
Futures Contracts Per Day	10,273	2,179
Total Average Transaction Fee Per Contract	$0.300	$0.292

Average Transaction Fee Per Contract by Product:
Equities	$0.184	$0.195
Indexes	0.597	0.569
Exchange-traded funds	0.236	0.285
Total options average transaction fee per contract	0.297	0.292
Futures	1.952	1.689
Total average transaction fee per contract	$0.300	$0.292

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands)	3/31/2010	3/31/2009	12/31/2009
ASSETS

Cash and investments	$439,497	$317,754	$383,730
Cash and investments - restricted	—	31,137	—
Other Current Assets	56,011	60,222	49,333
Total Current Assets	495,508	409,113	433,063

Investments in Affiliates/Subsidiary	2,885	3,950	3,090
Land	4,914	4,914	4,914
Property and Equipment - Net	89,991	86,650	91,251
Other Assets — Net	39,229	39,453	39,630

Total Assets	$632,527	$544,080	$571,948

LIABILITIES & MEMBERS’ EQUITY

Total Current Liabilities	$398,296	$115,124	$358,735
Total Long-Term Liabilities	23,407	23,018	25,079
Total Members’ Equity	210,824	405,938	188,134

Total Liabilities and Members’ Equity	$632,527	$544,080	$571,948

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Quarter Ended
(In thousands)	3/31/2010	3/31/2009
Cash Flows from Operating Activities:
Net Income	$22,676	$24,278

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	7,301	6,884
Equity in loss of OneChicago, LLC	205	226
Deferred income taxes	(2,028)	(1,127)

Change in assets and liabilities:	34,178	19,459

Net Cash Flows from Operating Activities	62,332	49,720

Cash Flows from Investing Activities:
Capital and other assets expenditures	(6,562)	(9,830)
Restricted funds - temp access fees	—	(4,980)
Sale of NSX certificates of proprietary membership	—	1,500
Net Cash Flows from Investing Activities	(6,562)	(13,310)

Cash Flows from Financing Activities:
Payments for debt issuance costs	(3)	(79)
Net Cash Flows from Financing Activities	(3)	(79)

Net Increase in Cash and Cash Equivalents	55,767	36,331

Cash and Cash Equivalents at Beginning of Period	383,730	281,423
Cash and Cash Equivalents at End of Period	$439,497	$317,754

Supplemental Disclosure of Cash Flow Information:
Cash paid for income taxes	$518	$30
Non-cash investing activities:
Change in post-retirement benefit obligation	(17)	—
Unpaid liability to acquire equipment and software	1,388	5,094
Exercise right privilege payable	118	—